575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

October 27, 2015

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Absolute Shares Trust
Registration Nos.: 333-192733 and 811-22917
Post-Effective Amendment No. 4
Response to Oral Comments

Dear Ladies and Gentlemen:

On behalf of our client, Absolute Shares Trust (the “Trust”), and together with this correspondence, we are filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 4 (the “Amendment”) under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 7 under the Investment Company Act of 1940 (the “1940 Act”) to the registration statement on Form N-1A (the “Registration Statement”) concerning the registration of the shares of the following exchange traded funds:

WBI Tactical SMG Shares (“SMG”)
(formerly the WBI SMID Tactical Growth Shares),
WBI Tactical SMV Shares (“SMV”)
(formerly the WBI SMID Tactical Value Shares),
WBI Tactical SMY Shares (“SMY”)
(formerly the WBI SMID Tactical Yield Shares),
WBI Tactical SMS Shares (“SMS”)
(formerly the WBI SMID Tactical Select Shares),
WBI Tactical LCG Shares (“LCG”)
(formerly the WBI Large Cap Tactical Growth Shares),
WBI Tactical LCV Shares (“LCV”)
(formerly the WBI Large Cap Tactical Value Shares)
WBI Tactical LCY Shares (“LCY”)
(formerly the WBI Large Cap Tactical Yield Shares),
WBI Tactical LCS Shares (“LCS”)
(formerly the WBI Large Cap Tactical Select Shares),
WBI Tactical Income Shares, and
WBI Tactical High Income Shares,

AUSTIN        CENTURY CITY        CHARLOTTE        CHICAGO        HOUSTON        IRVING        LOS ANGELES
NEW YORK        ORANGE COUNTY        SAN FRANCISCO BAY AREA        SHANGHAI        WASHINGTON, DC
LONDON: KATTEN MUCHIN ROSENMAN UK LLP
A limited liability partnership including professional corporations

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Securities and Exchange Commission October 27, 2015 Page 2

which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”).  Blacklined copies of the Amendment that have been marked to show changes as against Post-Effective Amendment No. 2 to the Registration Statement under the 1933 Act (the “Prior Amendment”) are being sent to the Commission’s Staff under separate cover.  Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to Staff’s comments delivered telephonically by Ms. Allison White in communications occurring on September 10, 2015, we have responded supplementally below and with the Amendment.  Where we have responded to a comment concerning one location, we also have made corresponding changes concerning similar disclosure appearing elsewhere in the Registration Statement.

In the following discussion, we have summarized the Staff’s oral comment in bold and provided the Trust’s response immediately thereafter. Page numbers referenced below are to the prospectus pages contained in the Prior Amendment. The comments have been numbered for convenience.

General

1.	Please include Tandy language in your response letter to the Staff’s comments.

“Tandy” language appears at the end of this response letter.

2.	Please update the Fund’s EDGAR class and series identifier, as applicable, once the new names become effective.

Once the applicable Funds’ name changes are effective, the Funds’ EDGAR identifiers will be updated accordingly.

Prospectus

Summary – Principal Investment Strategies & Principal Risks for SMG, SMV, SMY and SMS (collectively, the “SM Funds”)

3.
The Staff notes that the Principal Investment Strategies and Principal Risks section for all SM Funds are virtually identical. Please consider differentiating the disclosure of each SM Fund from that of the other three SM Funds.

The SM Funds share an investable universe of securities from which the Selection Process determines each SM Fund’s investments based on each SM Fund’s differentiating investment strategy. Consequently, each SM Fund has a general strategy and risk profile that is substantially similar to those of the other SM Funds. The principal investment strategy of each SM Fund explains the key difference in how securities are evaluated for inclusion as part of the SM Fund’s Selection Process.  For example, SMG evaluates and seeks to invest in securities that have attractive prospects for growth, whereas SMV evaluates and seeks to invest in securities that have attractive discounts in a company’s intrinsic value relative to its market price.  The Trust also notes that the primary risks of the SM Funds are expected to be similar because similar asset classes and issuers are evaluated in the Selection Process such that the same securities could be included in each SM Fund albeit for different investment characteristics.

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Summary – Principal Investment Strategies & Principal Risks for LCG, LCV, LCY and LCS (collectively, the “LC Funds”)

4.
The Staff notes that the Principal Investment Strategies and Principal Risks section for all LC Funds are virtually identical. Please consider differentiating the disclosure of each LC Fund from that of the other three LC Funds.

The LC Funds share an investable universe of securities from which the Selection Process determines each LC Fund’s investments based on each LC Fund’s differentiating investment strategy. Consequently, each LC Fund has a general strategy and risk profile that is substantially similar to those of the other LC Funds. The principal investment strategy of each LC Fund explains the key difference in how securities are evaluated for inclusion as part of the LC Fund’s Selection Process.  For example, LCG evaluates and seeks to invest in securities that have attractive prospects for growth, whereas LCV evaluates and seeks to invest in securities that have attractive discounts in a company’s intrinsic value relative to its market price.  The Trust also notes that the primary risks of the LC Funds are expected to be similar because similar asset classes and issuers are evaluated in the Selection Process such that the same securities could be included in each LC Fund albeit for different investment characteristics.

Summary – Fee and Expense Table, each Fund.

5.	Please consider removing the “Shareholder Fees (fees paid directly from your investment)” section since there are no such fees.

The “Shareholder Fees” section has been removed from the Summary of each Fund in the Amendment.

6.	If the Fee Waiver and Expense Reimbursement line item will be zero, please remove this line item and the associated footnote for each Fund as applicable.

To the extent the line item is zero for a Fund, the line item and the associated footnote have been removed from the table for that Fund.

Summary – Expense Example, each Fund.

7.
If the Expense Example for each Fund reflects fee waivers and expense reimbursements, please confirm to the Staff that such waivers and reimbursements only apply for the time period for which they will presently contractually exist. For example, if the Sub-Advisor’s obligation to waive fees or reimburse Fund expenses will exist for a one-year period, the one year column and the first year in the calculation of each multi-year column should only reflect the fee waiver and expense reimbursement arrangement. If the Sub-Advisor is obligated waive fees and reimburse expenses under a 10-year contact term, all years of all columns should reflect such waivers and reimbursements.

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The Trust confirms that the fee waivers and expense reimbursements only apply to the first year for each column of the Expense Example since the Sub-Advisor’s obligation to provide such fee waivers and expense reimbursements has a contractual term of one year.

Summary – Principal Investment Strategies, each Fund.

8.
Each Fund states that it “uses a proprietary bond model created by the Sub-Advisor to assess the appropriate duration of any exposure to debt securities.” Please specify any limitations on duration that the Fund will use.

Each Fund does not have pre-fixed target allocations to asset classes or fixed income duration; allocations are determined daily in accordance with the Selection Process (as defined in the Prospectus).

Summary – Principal Risks, each Fund.

9.
In the preamble paragraph to the Principal Risks section, please add the statement to the effect that the Fund is not FDIC insured, may lose value and is not bank guaranteed, as noted on the prospectus cover page.

The suggested statement has been added to the introductory paragraph to the Principal Risks section of each Fund.

10.
Please consider including the following “AP concentration risk” to the Principal Risks of each Fund (or language substantially similar), if appropriate: “The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”) to create and redeem Fund shares. To the extent that these APs exit the business or are unable to process creation and redemption orders and no other AP is able to step forward to create and redeem in either of these cases, then Fund shares may trade like those of a closed-end fund at a discount to NAV and possibly face de-listing.”

An “Authorized Participant Concentration Risk” has been added to each Fund’s Principal Risks.

Summary – Principal Risks – Summary – Debt Securities Risk, each Fund.

11.
In light of statements by the Federal Reserve Board concerning the tapering of its quantitative easing policy, consider expanding this risk factor to discuss increased volatility, reduced liquidity and valuation difficulties of debt securities. See IM Guidance 2014-01 (http://www.sec.gov/divisions/investment/guidance/im-guidance-2014-1.pdf).

The Debt Securities Risk for each Fund has been expanded as suggested.

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Fee Table, SM Funds and LG Funds only.

12.	Consider whether a acquired fund fees and expenses line item should be added to each Fund’s fee table.

To the extent that a Fund has acquired fund fees and expenses (“AFFE”), an AFFE line item has been added to the Fund’s fee table.

Fee Table, as applicable.

13.
Multiple lines in the fee tables of certain Funds appear to be underlined making the table difficult to read. Please remove underlining except for those lines that indicate a sum of the foregoing lines will follow.

The suggested revisions have been made where appropriate.

Summary – Principal Risks – Securities’ Business Risk, all Funds.

14.	Please re-name this risk as it is confusing.

This risk has been re-named “Fundamental Business Risk.”

Summary – Principal Risks – Mortgage Backed Securities Risk, SMG only.

15.	SMG is the only Fund listing this risk. Please add mortgage-backed securities to the Principal Investment Strategies of SMG.

The Mortgage-backed Securities Risk has been removed since the use of mortgage-backed securities is not a principal strategy or principal risk of SMG.

16.	If SMG will invest in sub-prime mortgages, please add disclosure concerning this to the Principal Investment Strategies and to this risk factor.

Please see the response to Comment No. 15 above. SMG does not intend to invest directly in sub-prime mortgages as a part of its principal investment strategy.

Summary – Principal Risks – Fluctuation of Net Asset Value, each Fund.

17.	This risk states that NAVs “generally” fluctuate. Please supplementally explain why the word “generally” is used here or otherwise delete this word.

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The suggested deletion has been made.

Principal Risks –  Counterparty Risk, page 78.

18.	If counterparty risk is a risk of each Fund, please add this risk to each Fund’s Summary section. Otherwise, please specify here which Funds are subject to this risk.

A Counterparty Risk has been added to the Summary – Principal Risks section for the WBI Tactical Income Shares and the WBI Tactical High Income Shares (collectively, the “Income Funds”). The Counterparty Risk included in the Description of the Principal Risks of the Funds – Principal Risks section has been modified to indicate that this risk only applies to the Income Funds. The Additional Risks section has been modified to include a Counterparty Risk for the SM Funds and the LC Funds only.

Principal Risks – Mortgage-Backed Securities Risk, page 78.

19.
If mortgage-backed securities risk is a risk of each Fund, please add a mortgage-backed securities strategy and risk to each Fund’s Summary discussion of principal investment strategies and principal risks. Otherwise, please specify here that this risk only applies to SMG.

Please see the response to Comment No. 15 above. A Mortgage-Backed Securities Risk has been added to the Summary – Principal Risks section of each of the Income Funds. In addition, the Summary – Principal Investment Strategies section for each Income Fund has been revised to include mortgage-backed securities. The SM Funds and the LC Funds do not intend to invest directly in mortgage-backed securities as part of their principal investment strategies. The Mortgage-Backed Securities Risk included in the Description of the Principal Risks of the Funds – Principal Risks section has been modified to indicate that this risk only applies to the Income Funds.

Additional Risks - Shares are not Individually Redeemable, page 80.

20.	This risk also appears under Principal Risks on page 78. Please delete this risk from Additional Risks as the Staff considers this to be a principal risk for exchange-traded funds (“ETFs”).

The suggested deletion has been made in the Amendment.

Portfolio Management, page 84.

21.	The last two sentences, each of which references the Statement of Additional Information (“SAI”), are repetitive. Please delete one of these sentences.

The suggested deletion has been made in the Amendment.

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Determination of Net Asset Value, page 87.

22.	Please define “Business Day” where it is first used in this section.

“Business Day” has been defined in this section of the Amendment.

Statement of Additional Information

Investment Objectives and Policies – Investment Restrictions, page 3.

23.
In fundamental investment policy number 5, the disclosure states that it excludes from the Funds’ industry concentration policy compliance “investments in the securities of other investment companies.” The Staff takes the position that, in evaluating its own concentration policy compliance, a registrant, to the extent reasonably practicable, must look through its investment in other investment companies, including ETFs, that may be themselves concentrated. Please supplementally memorialize in your response letter the Staff’s position on this matter.

The Funds’ industry concentration policy is that a Fund may not:

invest 25% or more of the market value of its total assets either directly or indirectly through its underlying ETFs, in the equity securities of companies engaged in any one industry, as defined by the Standard Industrial Classification Codes utilized by the Division of Corporation Finance of the SEC. (This does not apply to investments in the securities of other investment companies or securities of the U.S. Government, its agencies or instrumentalities.)

This policy was revised in August 2014 in response to requests from the Staff.  Based upon publicly available information about the industry concentration policies of other ETFs and mutual funds, the Trust, while acknowledging the Staff’s position as described above, believes that it is common practice for investments in underlying investment companies to be excluded from the investing fund’s industry concentration policy.

The Trust acknowledges that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The filing of the Amendment is made pursuant to Rule 485(b) promulgated under the 1933 Act, for the purpose of complying with the requirements of Rule 8b-16(a) promulgated under the 1940 Act.  The Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b).

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Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Ms. Allison White, Senior Counsel
Mr. Don Schreiber, Jr.
Mr. Tracey M. Crespo
Ms. Catherine E. Marshall

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